EXHIBIT 99.1

Student Transportation Inc. Celebrates Its 5th Annual Anti-Bullying Awareness Month

Leading School Transportation Provider Continues Its Bullying Prevention Efforts

WALL, N.J., Oct. 1, 2015 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI") (TSX:STB) (NASDAQ:STB), the largest independent provider of school transportation services in North America, is once again kicking off its Anti-Bullying Awareness Month in October with its company-wide 'Bully-free Buses' campaign.

Throughout the United States and Canada, STI's family of companies will be hosting awareness-raising events and activities throughout the month of October. Part of the initiative includes all employees wearing blue shirts today to show solidarity against bullying and promoting kindness. Leading up to the kick-off of Anti-Bullying Awareness Month, the locations have also enlisted students, school officials and other community members to join in and wear blue shirts.

While STI elevates its bullying prevention efforts this October for the fifth consecutive year, it continues to be an industry-leader throughout the year in educating bus drivers and other employees on bullying prevention. The company's ST University (STU) training curriculum implemented additional 'Bullying Prevention Learning Modules' earlier this year which help their drivers create the safest atmosphere possible. "Our Learning Management System through STU is available to everyone in our company and helps provide additional perspective and support to our leadership teams and our drivers in all of our locations," stated Nicholas Pizzo, STI's Director of Organizational Development.

"Every school day we transport more than one million children to and from school and we want our buses to not only be a 'safe zone' but also a calm and enjoyable environment for the children on board," added Mr. Pizzo. "We truly care about the safety and security of our passengers, and with the school bus being an extension of the classroom, we want our drivers to maintain a safe environment to set the stage for the rest of the day."

For more information, please visit www.RideSTBus.com.

Profile

Founded in 1997, Student Transportation Inc. (STI) is North America's most trusted provider of student transportation solutions, operating nearly 13,000 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation, management, logistics and technology solutions to a wide range of customers throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers, information technology professionals and others, who are caring members of their local communities. For more information, please visit www.RideSTBus.com.

CONTACT: For more information, please contact:

         Doug Coupe
         Director of Communications & Investor Relations
         (843) 884-2720
         dcoupe@ridesta.com